SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Year Ended December 31, 2004

001-496
(Commission File Number)

Title of the Plan

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

Issuer of the securities held pursuant to the Plan

HERCULES INCORPORATED

Hercules Plaza

1313 North Market Street

Wilmington, Delaware 19894

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF NET ASSETS AVAILABLE

FOR BENEFITS

At December 31, 2004 and 2003

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

For the years ended December 31, 2004 and 2003

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES

Schedule H, Part IV, Item 4(i) — Assets Held for Investment Purposes

Schedule H, Part IV, Item 4(j) — Reportable Transactions

EXHIBIT INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Hercules Incorporated

Wilmington, Delaware

We have audited the accompanying statement of net assets available for benefits of Hercules Incorporated Savings and Investment Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hercules Incorporated Savings and Investment Plan as of December 31, 2004 and 2003, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cogen Sklar LLP
Bala Cynwyd, Pennsylvania
June 6, 2005

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)

	December 31,
	2004	2003
Assets:
Investments (Note 3)	$389,359	$354,486
Contributions receivable	2,417	1,946
Total assets	$391,776	$356,432

Liabilities:
Loan payable (Note 7)	51,212	65,227
Total liabilities	51,212	65,227

Net assets available for benefits	$340,564	$291,205

The accompanying notes are an integral part of these financial statements

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

(Dollars in thousands)

	Year Ended December 31,
	2004	2003
ADDITIONS:
Increase to net assets attributed to:
Investment income (loss)
Net appreciation in fair value of investments (Note 3)	$37,867	$62,075
Interest	3,397	3,664
Dividends	3,326	2,833

Contributions:
Participant	12,391	10,067
Employer	17,137	15,592
Transfers from other plans (Note 6)	12,778	11
Total Additions	86,896	94,242

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	34,792	31,898
Administrative expenses	8	44
Interest Expense	2,737	3,028
Total Deductions	37,537	34,970
Net Increase	49,359	59,272

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	291,205	231,933
End of year	$340,564	$291,205

The accompanying notes are an integral part of these financial statements

1.             Description of Plan

The following description of the Hercules Incorporated Savings and Investments Plan (the Plan) provides only general information.  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Upon hire, substantially all domestic Hercules Incorporated (“Hercules” or the “Company”) employees are immediately eligible to participate in the Plan and obtain immediate, non-forfeitable (vested) rights to the full market value of their account.  At time of enrollment in the Plan, participants may elect to contribute up to 50% of their annual wages on either a pre- or post-tax basis, or a combination thereof. The Company contributes in the form of Hercules Incorporated common stock, 50% of the first 6% of the annual earnings that an employee contributes to the Plan.  Participants can also elect to immediately diversify their Company Matching common stock contribution into any Plan investment option. Participants shall direct the investment of their monthly savings in any of the Plan’s investment options, or a combination thereof.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

The Plan includes an employee loan provision authorizing participants to borrow a minimum of $1,000 up to a maximum amount that is equal to the lesser of $50,000 or 50% of their vested balances in the Plan.  The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months.  The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans plus one percent.  The loans are repaid over the term in monthly installments of principal and interest by payroll deduction.  A participant also has the right to repay the loan in full at any time without penalty.

The Plan was amended effective January 1, 2003 to allow for discretionary employer contributions to eligible participants depending on the Company performance.  Since the Company met its 2004 and 2003 target performance, discretionary employer contributions were allocated to eligible participants accounts in the amounts of $1,487, 311 and $1,326,546 for 2004 and 2003, respectively.

The name fiduciary committee of the Hercules Incorporated Board of Directors has appointed The Vanguard Group (“Trustee”) as both the trustee and Recordkeeper for the Plan, effective July 1, 2002.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.             Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value.  The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Hercules Blended Interest Fund is carried at cost plus investment earnings less withdrawals, which is equivalent to contract value.  The market values for funds managed by the Trustee are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying securities held by the fund.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Withdrawals are recorded upon distribution. The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date (“OVD”) for determining their final withdrawal. The OVD is the last business day of any month following retirement, in which the distribution is requested.

3.             Investments

The following table presents the fair values of investments held by the Trustee at December 31:

		(Dollars in thousands)
		2004	2003
*	Vanguard 500 Index Fund	$46,495	$45,217
	Vanguard Explorer Fund	10,655	9,207
	Vanguard Extended Market Index Fund	5,506	3,479
*	Vanguard Growth & Income Fund	26,552	24,315
	Vanguard International Growth Fund	9,493	6,764
	Vanguard LifeStrategy Conservative Growth Fund	4,307	3,179
	Vanguard LifeStrategy Growth Fund	3,681	2,095
	Vanguard LifeStrategy Income Fund	2,731	2,327
	Vanguard LifeStrategy Moderate Growth Fund	7,850	4,829
*	Vanguard PRIMECAP Fund	44,145	37,996
	Vanguard Small-Cap Value Index Fund	7,141	1,292
	Vanguard Total Bond Market Index Fund	13,031	13,251
*	Vanguard Windsor II Fund	23,208	19,285
*	Hercules Common Stock Fund	90,970	89,849
	Loan Fund	4,705	4,136
*	Hercules Blended Interest Fund	88,889	87,265
		$389,359	$354,486

*	Represents at least 5% interest at December 31, 2004 and 2003.

Net appreciation  in fair value of investments for the Plan for the years ended December 31, 2004 and 2003 are as follows:

	(Dollars in thousands)
	2004	2003
Hercules Common Stock	$16,801	$26,259
Mutual Funds	21,066	35,816
Net appreciation in fair value of investments	$37,867	$62,075

 4.            Non-participant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	(Dollars in thousands)
		Employer
		Contributions
December 31, 2004	Investments	Receivable	Loan	Net Assets
Hercules Common Stock Fund
Participant-directed	$8,036	$—	$—	$8,036
Non-participant-directed	28,522	—	—	28,522
	36,558	—	—	36,558
Hercules ESOP Stock Fund
Allocated Non-participant-directed	$22,981	$1,723	$—	$24,704
Unallocated Non-participant-directed	31,431	—	(51,212)	(19,781)
	54,412	1,723	(51,212)	4,923
	$90,970	$1,723	$(51,212)	$41,481
December 31, 2003
Hercules Common Stock Fund
Participant-directed	$19,728	$—	$—	$19,728
Non-participant-directed	19,689	—	—	19,689
	39,417	—	—	39,417
Hercules ESOP Stock Fund
Allocated Non-participant-directed	$19,455	$1,327	$—	$20,782
Unallocated Non-participant-directed	30,977	—	(65,227)	(34,250)
	50,432	1,327	(65,227)	(13,468)
	$89,849	$1,327	$(65,227)	$25,949

Investment gain (loss) income for the years ended December 31, 2004 and 2003 are as follows:

	(Dollars in thousands)

	Hercules Common	Hercules ESOP Stock Fund
	Stock Fund	Allocated	Unallocated
December 31, 2004
Net appreciation in fair value
of investments:	$6,991	$4,183	$5,627
Transfers in from FiberVisions	1,189	—	—
Employee contributions	588	403	—
Employer contributions	—	—	16,752
Benefit paid to participants	(3,325)	(1,732)	—
Interest expense	—	—	(2,737)
Allocation of shares under ESOP provision	—	5,173	(5,173)
Net loan activity	3	(98)	—
Transfer to other investments options	(8,275)	(4,007)	—

Net increase	$(2,829)	$3,922	$14,469

December 31, 2003
Net appreciation in fair value
of investments:	$11,780	$5,454	$9,025
Employers contributions	654	4	—
Employee contributions	—	1,342	14,250
Benefit paid to participants	(2,615)	(1,890)	—
Interest expense	—	—	(3,028)
Allocation of shares under ESOP provision	—	3,548	(3,548)
Net loan activity	108	(68)	—
Transfer to other investments options	(4,015)	(1,806)	—

Net increase	$5,912	$6,584	$16,699

5.             Tax Status

On March 18, 2003, the United States Treasury Department advised the Company that the Plan as amended through January 28, 2002, is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code.  The Plan has been amended since receiving the determination letter, to include, among other things, the merger of the BetzDearborn Plan.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.             Merger of the FiberVisions Plan

Effective January 1, 2004 the FiberVisions 401 (k) Savings and Investment Plan was merged into Hercules Savings and Investment Plan.  The net assets available for benefits at December 31, 2003 for FiberVisions Inc. Saving and Investment Plan were $12.8 million, which included the participant loan balance of $814 thousand.

7.             Loan Payable

Pursuant to a loan agreement entered into with the Company in 2001, the Plan borrowed $11 million in December 2001.  On April 29, 2002, the Plan borrowed an additional $75 million from the Company.

The $75 million promissory note requires quarterly payments of $250 thousand and the $11 million note requires annual payments of $200 thousand. Any remaining principal balance on either note is payable December 31, 2020.  Outstanding borrowings under the promissory notes are $51 million and $65 million at December 31, 2004 and 2003, respectively.

8.             Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions.

SCHEDULE I

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE H, PART IV, ITEM 4(i)

ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2004

		(Dollars in thousands)
Identity of Issue	Investment Type	Cost	Current Value

* Vanguard 500 Index Fund	Registered Investment Company	$38,173	$46,495
* Vanguard Explorer Fund	Registered Investment Company	8,174	10,655
* Vanguard Extended Market Index Fund	Registered Investment Company	4,099	5,506
* Vanguard Growth & Income Fund	Registered Investment Company	21,720	26,552
* Vanguard International Growth Fund	Registered Investment Company	7,209	9,493
* Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	3,905	4,307
* Vanguard LifeStrategy Growth Fund	Registered Investment Company	3,093	3,681
* Vanguard LifeStrategy Income Fund	Registered Investment Company	2,580	2,731
* Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	6,844	7,850
* Vanguard PRIMECAP Fund	Registered Investment Company	29,729	44,145
* Vanguard Small-Cap Value Index Fund	Registered Investment Company	6,022	7,141
* Vanguard Total Bond Market Index Fund	Registered Investment Company	12,988	13,031
* Vanguard Windsor II Fund	Registered Investment Company	17,070	23,208
* Hercules Common Stock Fund	Company Stock Fund	112,214	90,970
* Loan Fund	5.25%-11.50%	4,706	4,706
* Hercules Blended Interest Fund	Unallocated Insurance Contract	88,889	88,889

Total assets held for investment purposes		$367,414	$389,359

* Indicates party-in-interest to the Plan

SCHEDULE II

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE H, PART IV, ITEM 4(j)

REPORTABLE TRANSACTIONS

DECEMBER 31, 2004

(Dollars in thousands)

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

The Vanguard Group	Vanguard 500 Index Fund	$6,201			$6,201
The Vanguard Group	Vanguard 500 Index Fund		$10,061	$8,902	$10,061	$1,159
The Vanguard Group	Hercules Blended Interest Fund	$17,376			$17,376
The Vanguard Group	Hercules Blended Interest Fund		$21,037	$21,037	$21,037	$—
The Vanguard Group	Hercules Common Stock Fund	$7,472			$7,472
The Vanguard Group	Hercules Common Stock Fund		$19,169	$26,480	$19,169	$(7,312)

* Transactions or a series of transactions in excess of 5% of the current value of the Plan’s assets as of the beginning of the plan year as defined in ‘section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

/s/ Edward V. Carrington
Edward V. Carrington Vice President, Human Resources Plan Administrator
June 30, 2005

EXHIBIT INDEX

Number	Description
23.1	Consent of Independent Registered Public Accounting Firm